TEVA ANNOUNCES EXCLUSIVE LAUNCH OF GENERIC VIAGRA® TABLETS IN THE UNITED STATES

Company offers wraparound services to improve patient access to sildenafil tablets

Jerusalem, December 11, 2017— Teva Pharmaceutical Industries Ltd., (NYSE and TASE: TEVA) today announced the exclusive launch of its generic Viagra®1 (sildenafil citrate) tablets in the U.S.

Sildenafil tablets are a phosphodiesterase-5 (PDE5) inhibitor indicated for the treatment of erectile dysfunction (ED).

“The launch of Teva’s sildenafil tablets brings an affordable generic treatment option to the estimated 18 million men in the U.S. who are diagnosed with erectile dysfunction,” said Brendan O’Grady, Executive Vice President, North America Commercial at Teva. “Our team has made it a priority to ensure that patients are able to access this medicine—through both traditional and more innovative channels.”

Teva is also offering wraparound services to support patients, such as a sildenafil tablets savings card with which people who meet certain requirements are eligible to participate in the program and may pay as little as $0 out-of-pocket with a maximum benefit of up to $100 per fill, for up to six sildenafil tablets prescriptions.

TevaSildenafil.com includes information on how patients may order their medicine online and have it shipped directly to them as well as how to obtain it through traditional retail channels. Additionally, patients can call Teva customer service, 1-888 TEVA USA (888 838-2872) for assistance in finding a local pharmacy that carries Teva’s sildenafil tablets and that can fill their prescription.

With nearly 600 generic medicines available, Teva has the largest portfolio of FDA-approved generic products on the market and holds the leading position in first-to-file opportunities, with over 100 pending first-to-files in the U.S. Currently, one in seven generic prescriptions dispensed in the U.S. is filled with a Teva generic product.

Viagra® had annual sales of approximately $1.4 billion in the U.S., according to IMS data as of August 2017.

About Sildenafil Tablets

Sildenafil tablets are indicated for the treatment of erectile dysfunction.

Important Safety Information
Sildenafil tablets were shown to potentiate the hypotensive effects of nitrates, and their administration to patients who are using nitric oxide donors such as organic nitrates or organic nitrites in any form either regularly and/or intermittently is contraindicated. Sildenafil tablets are contraindicated in patients with a known hypersensitivity to sildenafil, as contained in sildenafil tablets and REVATIO®2, or any component of the tablet. Do not use sildenafil tablets in patients who are using a GC stimulator, such as riociguat. Sildenafil tablets may potentiate the hypotensive effects of GC stimulators.

Due to the potential for cardiac risk, sildenafil tablets should not be generally used in men for whom sexual activity is inadvisable because of their underlying cardiovascular status. Prolonged erection greater than 4 hours and priapism have been reported infrequently. Sildenafil tablets should be used with caution in patients with anatomical deformation of the penis (such as angulation, cavernosal fibrosis or Peyronie’s disease), or in patients who have conditions which may predispose them to priapism (such as sickle cell anemia, multiple myeloma, or leukemia).

Other possible serious adverse reactions include: a sudden loss of vision in one or both eyes which may be a sign of non-arteritic anterior ischemic optic neuropathy (NAION), a rare condition and a cause of decreased vision including permanent loss of vision; and a sudden decrease or loss of hearing, which may be accompanied by tinnitus and dizziness.

Concomitant use of sildenafil tablets and alpha-blockers or anti-hypertensives may lead to hypotension. The concomitant administration of sildenafil tablets and the protease inhibitor ritonavir substantially increases serum concentrations of sildenafil. There have been postmarketing reports of bleeding events in patients who have taken sildenafil.

The most common adverse reactions reported in clinical trials (2%) were headache, flushing, dyspepsia, abnormal vision, nasal congestion, back pain, myalgia, nausea, dizziness, and rash.

For more information, please see accompanying Full Prescribing Information.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 60 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the launch and potential benefits of Teva’s generic version of Viagra®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

commercial success of Teva’s generic version of sildenafil;
our generics medicines business, including: that we are substantially more dependent on this business, with its significant attendant risks, following our acquisition of Allergan plc’s worldwide generic pharmaceuticals business (“Actavis Generics”); our ability to realize the anticipated benefits of the acquisition (and any delay in realizing those benefits) or difficulties in integrating Actavis Generics; the increase in the number of competitors targeting generic opportunities and seeking U.S. market exclusivity for generic versions of significant products; price erosion relating to our generic products, both from competing products and as a result of increased governmental pricing pressures; and our ability to take advantage of high-value biosimilar opportunities;
our business and operations in general, including: uncertainties relating to the potential benefits and success of our new organizational structure and recent senior management changes; the potential success and our ability to effectively execute a restructuring plan; our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the failure to recruit or retain key personnel; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; variations in patent laws that may adversely affect our ability to manufacture our products; adverse effects of political or economic instability, major hostilities or terrorism on our significant worldwide operations; and our ability to successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; and
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks.

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”) and in our other filings with the U.S. Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to rely on these forward-looking statements. You are advised to consult any additional disclosures we make in our reports to the SEC on Form 6-K, as well as the cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also materially and adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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[1]	Viagra® is a registered trademark of Pfizer Inc.

[2]	Revatio® is a registered trademark of Pfizer Inc.